Kevin W Vaughn Accounting Branch Chief Office of Financial Services II Securities and Exchange Commission
100 F Street N.E. Washington D.C. 20549 United States of America 20 October 2015	Lloyds Banking Group plc 25 Gresham Street London, EC2V 7HN 020 7356 1422 direct 020 7356 1014 facsimile

Dear Mr Vaughn

Re:	Lloyds Banking Group plc
Form 20-F for the fiscal year ended 31 December 2014
Filed 12 March 2015
Form 6-K filed 31 July 2015
File number: 001-15246

Thank you for your letter dated 29 September 2015, setting out the Staff’s comments on the above filings of Lloyds Banking Group plc (the “2014 Form 20-F” and the “HY 2015 Form 6-K”). Our responses to the comments are set out in the appendix to this letter. References herein to the “Company” are to Lloyds Banking Group plc and to the “Group” are to the Company and its subsidiaries.

On behalf of the Company, I acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ George Culmer

George Culmer

Chief Financial Officer

For Lloyds Banking Group plc

Lloyds Banking Group plc is registered in Scotland no. 95000. Registered office: The Mound, Edinburgh EH1 1YZ

APPENDIX

To facilitate the Staff’s review, we have reproduced the comments from your letter in bold face text. Our response follows each comment.

Comment 1

Form 20-F for the fiscal year ended 31 December 2014

Consolidated Financial Statements, page F-1

Note 5 – Net Interest Income, page F-29

We note from your disclosures on page 15 and here that net interest income increased £2,489 million in 2014 due to the decrease in the amounts payable to the unitholders of your consolidated open-ended investment companies (“OEICs”) and this change appears to impact “Other” interest and similar expenses. We also note from your disclosure on page F-137 that the consolidation of OEICs caused a £5,277 million decrease in cash flows from operating activities. Please respond to the following.

•	Tell us if you classify the impact of OEICs on net interest income as “Other” and revise your future filings to separately identify the nature of such amounts if material. Refer to paragraphs 97 and 98(g) of IAS 1.

The Group’s accounting policy for OEIC consolidation is set out in note 2(A)(1) on page F-12 of the 2014 Form 20-F. In summary, the Group consolidates an OEIC if it has: power over the investee; exposure, or rights, to variable returns from its involvement with the investee; and the ability to use its power over the investee to affect the amount of the investor’s returns. Further detail is set out in the Company’s response (comment 10) to the SEC’s comment letter on the Company’s Form 20-F for the year ended 31 December 2012. The SEC’s comment letter was dated 30 September 2013 and the Company’s response was filed on 30 October 2013.

For consolidated OEICs, the Group recognises on a line-by-line basis all of the income and expenses of the OEIC and, as noted below, recognises in net interest income the amount payable to third party investors in the OEIC.

The impact of the OEICs on net interest income (2014: £602 million; 2013: £3,091 million) is classified as “Other” within the disclosures on page F-29 of the 2014 Form 20-F. In addition to the disclosure provided on page 15 of the 2014 Form 20-F, noted by the Staff, the Company also included disclosure in respect of the income statement impact of OEICs on pages 19 and 21 of the 2014 Form 20-F.

In the context of the financial statements as a whole, the Company believes that its disclosures in respect of OEICs are appropriate and compliant with IAS 1 paragraph 97 as the interest held by external OEIC unitholders has no net impact on profit attributable to shareholders. The amount payable to external OEIC unitholders, which is disclosed in the Operating and Financial Review, is offset by net income earned by the OEICs, which is also consolidated in the Group’s financial statements.

We agree that separately identifying the impact of OEICs on net interest income within note 5 to the financial statements would add greater clarity to the disclosures and will include a separate line item within the net interest income note for “Amounts payable to unitholders in consolidated open-ended investment vehicles” in future Form 20-F filings.

•	Provide us with a detailed reconciliation of your £5,277 million cash flow adjustment, and separately identify income statement and balance sheet amounts affected. Please provide us with cross-references to the related notes or sections within your filing.

An analysis by balance sheet line item of the movement of £5,277 million in non-cash balances held within OEICs that have been consolidated and de-consolidated is set out below. The movements do not include the impact of OEICs that were unconsolidated throughout the year.

Net non-cash impact of assets and liabilities held within the OEICS

Year ended
31 Dec 2014
£m

Trading and other assets at fair value through profit or loss (note 15)	4,247
Derivative financial assets (note 16)	12
Loans and advances to banks (note 17)	1,002
Investment properties (note 23)	(124)
Other assets (note 28)	196
Derivative financial liabilities (note 16)	13
Other liabilities (note 37)	(69)
Net non-cash movement	5,277

Whilst the movements above are components of the year-on-year balance sheet movements, the impact of the consolidation and deconsolidation of OEICs is not visible within the individual notes. For instance, the movement of £4,247 million in trading and other assets at fair value through profit or loss set out above is a component of the overall increase of £9,248 million disclosed in note 15 on page F-38 of the 2014 Form 20-F.

The Company has included the movement in the unitholders’ interest in the OEIC within Change in operating liabilities disclosed in note 55(B) on page F-136 of the 2014 Form 20-F.

•	We note from your disclosures in this filing and your 2015 earnings releases that OEICs adjustments are a significant driver of fluctuations in net interest income. Consider revising your Operating and Financial Review and Prospects in future filings to discuss the relationship between OEIC consolidation and deconsolidation activity and the related adjustments to net interest income, or tell us why this information would not be useful to your investors. Refer to Item 5.A.1 of Form 20-F.

The Company currently discloses the impact of the Group’s consolidated OEICs on net interest income, but excludes it from the discussion of the underlying drivers of changes in the Group’s net interest income. The Company believes that this is appropriate as the amount included within interest expense represents the returns payable to external unit holders in the Group’s consolidated OEICs and, as noted earlier in this response, has no impact on the profit attributable to the Company’s shareholders. However, in the light of the Staff’s comment, the Company will in future filings expand its discussion of movements in net interest income to include the impact of OEIC consolidation and deconsolidation activity.

Comment 2

Form 6-K filed on 31 July 2015

2015 Half-Year Results

Credit Risk Portfolio, page 25

We note from your disclosures in this filing and the 2015 earnings releases that “the quality of your loan portfolio continues to improve” (ie your impaired loans as a percentage of advances improved from 5.1% at 30 June 2014 to 2.9% at 31 December 2014 to 2.7% in the current period). We also note that your loans decreased significantly due to the sale of TSB. We further note from your 2014 Form 20-F disclosures on pages 91 through 95 that you have provided your investors with significant credit risk information for your loan portfolio (ie an aging of past due but not impaired loans, credit quality information for your loan portfolio as outlined on page 93 for potential problem loans, etc.) Please tell us how you determined that such information was no longer material to investors, or revise your future filings to disclose this information within your half-year results.

The risk element disclosures set out on pages 91 to 95 of the Company’s 2014 Form 20-F are required by a combination of IFRS 7 and Industry Guide 3 instructions; these disclosures have not historically been included within the Company’s half-year results announcements and their non-inclusion in the HY 2015 Form 6-K was not as a result of the Company determining that the information was no longer material to investors. The Company believes that its HY 2015 Form 6-K complies with IAS 34 Interim Financial Reporting and believes that its credit risk disclosures are appropriate for an interim results announcement. IAS 34 paragraph 6 recognises that a company may elect or be required as a result of other constraints to provide less information at interim dates. The Company can also confirm that it has not received requests from the investor community for this information to be provided more frequently than annually.

Nevertheless, following the Staff’s comments, the Company will include disclosures similar the table set out below in its future interim financial statements furnished on Form 6-K. The Company does not believe that it is appropriate to include the disclosures for five years in the half-year announcement and will limit the disclosures to the balance sheet dates disclosed in the primary financial statements.

Credit quality of loans and receivables

The table below sets out those loans that are (i) neither past due nor impaired, (ii) past due but not impaired, (iii) impaired, not requiring a provision and (iv) impaired requiring a provision.

Loans and advances to customers
	Banks	Retail –	Retail -	Commercial	Total	FVTPL
		mortgages	other
	£m	£m	£m	£m	£m	£m

30 June 2016
Good quality	•	•	•	•	•	•
Satisfactory quality	•	•	•	•	•	•
Lower quality	•	•	•	•	•	•
Below standard, but not impaired	•	•	•	•	•	•
Neither past due nor impaired	•	•	•	•	•	•

0 – 30 days	•	•	•	•	•	•
30 – 60 days	•	•	•	•	•	•
60 – 90 days	•	•	•	•	•	•
90 – 180 days	•	•	•	•	•	•
Over 180 days	•	•	•	•	•	•
Past due but not impaired	•	•	•	•	•	•

Impaired – no provision	•	•	•	•	•	•
Impaired – provision held	•	•	•	•	•	•
Gross lending	•	•	•	•	•	•

31 December 2015
Good quality	•	•	•	•	•	•
Satisfactory quality	•	•	•	•	•	•
Lower quality	•	•	•	•	•	•
Below standard, but not impaired	•	•	•	•	•	•
Neither past due nor impaired	•	•	•	•	•	•

0 – 30 days	•	•	•	•	•	•
30 – 60 days	•	•	•	•	•	•
60 – 90 days	•	•	•	•	•	•
90 – 180 days	•	•	•	•	•	•
Over 180 days	•	•	•	•	•	•
Past due but not impaired	•	•	•	•	•	•

Impaired – no provision	•	•	•	•	•	•
Impaired – provision held	•	•	•	•	•	•
Gross lending	•	•	•	•	•	•

Comment 3

Condensed Consolidated Half-Year Financial Statements (Unaudited)

Consolidated Income Statement, page 50

You disclose in Note 2 that following the announcement of the sale of TSB to Banco Sabadell, you no longer considered TSB to be a separate financial reporting segment and as a consequence its results are included in “Other.” You disclose in note 16 that the sale of the 9.99% interest completed on 24 March 2015 reduced your interest to 40.01%, leading to a loss in control and deconsolidation of TSB. You disclose that you reported your 40.01% interest as an asset held for sale. You further disclose in note 16 that you announced on 30 June 2015 that all relevant regulatory clearances had been received and that the sale of your remaining interests was therefore unconditional in all respects. Please tell us in detail how you determined that discontinued operations treatment was not appropriate for TSB at 30 June 2015 based on the guidance in IFRS 5 in light of the facts presented in your disclosure.

Following the receipt of state aid in 2009, the European Commission required the Company to comply with a number of remedies, including the disposal of a retail banking business with at least 600 branches, a 4.6 per cent share of the personal current accounts market and approximately 19 per cent of the Group’s mortgage assets. To facilitate divestment, the Company transferred into an existing wholly owned subsidiary an appropriate proportion of its banking assets and liabilities together with a part of its UK branch network and the TSB brand. The subsidiary was renamed TSB Bank plc (TSB).

When assessing the accounting recognition of the sale of TSB, the Company considered the requirements of IFRS 5 paragraph 32 which defines a discontinued operation as a component of an entity that either has been disposed of, or is classified as held for sale, and:

(a)	represents a separate major line of business or geographical area of operations;

(b)	is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or

(c)	is a subsidiary acquired exclusively with a view to resale.

Did TSB represent a separate major line of business or geographical area of operations?

As noted above, TSB comprised only a small proportion of the Company’s retail banking assets and liabilities together with a part of its UK branch network. Following the sale, the Company continues to operate and transact in each of the product types and business areas transferred to TSB. As a result, the Company did not consider TSB to be a major business within the Group. The table below provides a number of quantitative measures, comparing TSB to the Company’s Retail segment and to the Group as a whole.

	TSB	Retail	Group	TSB as proportion of Retail and TSB	TSB as proportion of the Group
	£m	£m	£m	%	%
31 December 2014
Underlying profit	458	3,228	7,756	12.4	5.9
External assets	27,006	317,246	854,896	7.8	3.2
Customer deposits	24,625	285,539	447,067	7.9	5.5
External net assets	1,921	21,366	49,903	8.2	3.8

As the Company has maintained a significant retail banking business across the United Kingdom and TSB represented a relatively small proportion of the Company’s business, the Company did not believe that this condition was met.

Was the sale of TSB part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operation?

As noted above, the Company sold TSB to comply with European Commission mandated remedies; it was not part of a co-ordinated plan to dispose of a separate major line of business or geographical area of operation. Therefore the Company did not believe that this condition was met.

Was TSB a subsidiary acquired exclusively for resale?

TSB was an existing subsidiary of the Company which had been part of the business for many years. This condition was, therefore, not met.

Whilst TSB met the definition of a component (IFRS 5.31) of the Company and enhanced disclosure of the Group’s segmental results was provided to enable the reader of the financial statements to identify the impact of TSB on the Company’s underlying results, the Company determined that TSB did not meet any of the requirements of a discontinued operation (IFRS 5.32). Accordingly, the Company did not classify TSB as a discontinued operation.

Comment 4

Notes to the Condensed Consolidated Half-Year Financial Statements (Unaudited), page 58

Note 11 in your 2014 half-year disclosure furnished on Form 6-K on 31 July 2014 provided your investors with a rollforward of your allowance for loan losses that contained significant information regarding the changes in this account (ie charge-offs, recoveries, adjustments for the disposal of businesses, etc.). However, we were unable to locate similar disclosure in your 2015 half-year presentation. In light of the 17% decrease in the allowance for impairment losses on loans and leases during the six-months ended 30 June 2015, please provide us with this table for the half-year 2015 in your response. Additionally, to the extent material changes in the components of the rollforward occur during respective future interim periods, revise your future interim financial statements to disclose a rollforward of your allowance for impairment losses on loans and receivables.

In the preparation of the HY 2015 results announcement, which is furnished on Form 6-K, the Company sought to reduce the volume of disclosure so as to present the most salient points for investors. This is in line with the guidelines outlined by the UK Financial Reporting Council. It was on this basis, with appropriate oversight and governance, that the Company removed the rollforward disclosure.

A table setting out the rollforward of the Group’s allowance for loan losses for the six-months ended 30 June 2015 is set out below.

Allowance for impairment losses on loans and receivables

	Half-year to	Half-year to	Half-year to
	30 June 2015	30 June 2014	31 Dec 2014
	£m	£m	£m
Opening balance	6,540	12,091	10,540
Exchange and other adjustments	(300)	(320)	(81)
Disposal of businesses	(82)	-	-
Advances written off	(1,106)	(2,047)	(4,395)
Recoveries of advances written off in previous years	274	283	398
Unwinding of discount	(28)	(106)	(20)
Charge to the income statement	179	639	98
Balance at end of period	5,477	10,540	6,540

In respect of:
Loans and advances to customers	5,350	10,416	6,414
Debt securities	127	124	126
Balance at end of period	5,477	10,540	6,540

The Company will include a similar disclosure in its future interim financial statements furnished on Form 6-K.